Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

January 4, 2013

Via EDGAR and Federal Express

Suying Li
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Marine Drive Mobile Corp.
Item 4.01 Form 8-K
Filed December 10, 2012
File No. 000-53502

Dear Ms. Li:

On behalf of Marine Drive Mobile Corp., a corporation organized under the laws of Nevada (the “Company”), we are responding to the comments in the letter from the Staff dated December 10, 2012 relating to the Company’s Current Report on Form 8-K filed on December 10, 2012 (the “Current Report”).  The responses below have been numbered to correspond with the comments in your December 10, 2012 letter.

General

1.
We note the disclosure in your second paragraph under Item 4.01 makes reference to the financial statements as of and for the fiscal year ended September 30, 2011.  Please expand your disclosures to state whether the principal accountant’s report on the financial statements for either of the past two years, including September 30, 2010, contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification to comply with Item 304(a)(1)(ii) of Regulation S-K.

Company Response to Comment 1:

The Company respectfully informs the Staff that it has amended the Current Report to expand the disclosure to cover the fiscal year ended September 30, 2010.

Securities and Exchange Commission
Division of Corporate Finance
January 4, 2013

2.
We remind you to file an updated letter from Madsen & Associates CPAs stating whether they agree with your revised Item 304 disclosures, or the extent to which the accountant does not agree.  Refer to Item 304(a)(3) of Regulation S-K.

Company Response to Comment 2:

The Company has included an updated letter from Madsen & Associates in connection with the amendment of the Current Report.

***
We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated December 10, 2012.  In the event the Staff has no further comments, we would appreciate written correspondence to that effect.  Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s management.  If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C Lee Mark C Lee Shareholder

Securities and Exchange Commission
Division of Corporate Finance
January 4, 2013

ACKNOWLEDGEMENT

In connection with Marine Drive Mobile Corp.’s (the “Company”) letter dated January 4, 2012 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Marine Drive Mobile Corp.

/s/ Colin MacDonald
_____________________________
Colin MacDonald, President and CEO